UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-56617

CUSIP NUMBER 34963A 101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

White River Energy Corp

Full Name of Registrant

609 West Dickson St., Suite 102 G

Address of Principal Executive Office (Street and Number)

Fayetteville, AR 72701

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

White River Energy Corp (the “Company”) is unable to file the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended March 31, 2024 (“FY 2024”) in a timely manner without unreasonable effort or expense, because the Company and its accounting personnel have been engaged in the ongoing process of addressing accounting matters and information collection efforts with respect to federal income tax credits obtained by the Company pursuant to a Joint Venture Agreement dated November 22, 2023, including certain uncertainties surrounding such tax credits and their validity and use. The delay is also attributable to the ongoing audit being conducted by the Company’s independent registered public accounting firm (the “Auditor”), surrounding the tax credits. The Company expects to file the Form 10-K on or prior the 15th calendar day following the prescribed due date of the Annual Report, as required by Rule 12b-25 under the Securities Exchange Act of 1934.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to, among other things, the tax credits described above and subsequent sales of such tax credits, the Company is anticipating certain material changes to its financial statements for FY 2024 when compared to the fiscal year ended March 31, 2023 (“FY 2023”). Set forth below is an overview of the Company’s estimated results of operations for FY 2024 when compared to FY 2023.

We expect to report revenues for FY 2024 of approximately $408,158 compared to revenues of $1,103,975 for FY 2023, with the decrease primarily related to sales of certain oil and gas wells in FY 2024 to generate working capital which resulted in lower production, along with decreased oil and gas prices year over year.

Costs and expenses in FY 2024 are estimated to be approximately $53,779,440 compared to $32,581,305 for FY 2023. The significant increase from FY 2023 to FY 2024 were the result of the following estimated items for FY 2024 when compared to FY 2023: (i) non-cash impairment of our oil and gas reserves of $5,487,665, (ii) non-cash impairment of goodwill of $8,018,217 in FY 2023 as opposed to non-cash impairment of reserves in the amount of $4,857,079 in FY 2024, (iii) non-cash stock-based compensation of $11,050,493 in FY 2024 and $3,167,772 (included in salaries and salaries related costs) in FY 2023, (iv) $2,071,917 in costs associated with a settlement agreement entered into during FY 2023 and (v) an increase of approximately $2,300,000 in professional fees incurred from FY 2023 to FY 2024 related to filings with the Securities and Exchange Commission and the non-cash impairment of our investment of $15,000,000 due to certain uncertainties surrounding the tax credits referred to above. In addition our salary costs are estimated to have increased over $6,000,000 from FY 2023 to FY 2024, largely as a result of White River Private Capital Management, the Company’s subsidiary focused on capital raising, the strategic hiring of new executives and renegotiation and extension of contracts of existing officers, as well as substantial grants of restricted stock units to employees, officers, directors, and advisors, which resulted in non-cash charges.

Total other expense is estimated to be approximately ($102,962,192) in FY 2024 compared to $(11,382,145) in FY 2023. The decrease was primarily related to the change in the fair value of the derivative liabilities and derivative expense related to the warrants issued in connection with the Company’s private investment in public equity (“PIPE”) offering and conversion option on the convertible notes repaid in December 2023.

Net loss from continuing operations, net of income tax provision for FY 2024 is expected to be approximately $142,758,325 as compared to net loss from continuing operations of $42,859,475 for FY 2023. The increase in net loss was primarily due to the items discussed above. An estimated 87% of loss from operations is expected to have been from non-cash charges including depreciation, amortization, impairment, depletion and accretion in FY 2024, compared to approximately 73% in FY 2023.

The foregoing estimates for FY 2024 are subject to adjustment including in connection with the ongoing audit being conducted by the Company’s Auditor for FY 2024.

White River Energy Corp

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2024	By:	/s/ Jay Puchir
Jay Puchir
	Title:	Chief Financial Officer